SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

Chapter 1.	PURPOSE OF THE INTERNAL REGULATIONS	3
Chapter 2.	NATURE AND PURPOSE OF THE EXECUTIVE BOARD	3
Chapter 3.	COMPOSITION, REPLACEMENT AND DISMISSAL	3
Section	I Composition	3
Section	II Substitution	3
Section	III Dismissal	4
Chapter 4.	JURISDICTION AND DUTIES	4
Section	I Competence of the Executive Board	4
Section	II Duties of the CEO	5
Section	III Duties of the Executive Officers	5
Chapter 5.	OPERATION OF THE EXECUTIVE BOARD	6
Section	I Quorum and Frequency	6
Section	II Matters Subject to Consideration by the Executive Board	6
Section	III Meetings	8
Section	IV Convening and Agenda	8
Section	V Order of Business	9
Section	VI Resolutions	9
Section	VII Minutes	10
Chapter 6.	SECRETARY AND ADVISOR TO THE EXECUTIVE BOARD	11
Chapter 7.	GENERAL PROVISIONS	12
ANNEX I	Draft subject submission form	13

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. — ELETROBRAS

INTERNAL REGULATIONS OF THE EXECUTIVE BOARD

CHAPTER I

PURPOSE OF THE INTERNAL REGULATIONS

Art. 1. These Internal Regulations govern the operation of the Executive Board (DE), subject to the provisions of the Company's Bylaws and the legislation in force, and contain the rules and procedures that will govern the activities of the DE.

CHAPTER II

NATURE AND PURPOSE OF THE EXECUTIVE BOARD

Art. 2. The Board of Directors is Eletrobras' executive body for management and representation, of collegial nature, responsible for ensuring the proper operation of the Company, in accordance with the legal provisions and the guidelines issued by the Company’s Board of Directors (BOD), pursuant to the applicable laws.

CHAPTER III

COMPOSITION, REPLACEMENT AND DISMISSAL

Section I

Composition

Art. 3. The Executive Board is composed of seven Officers, including the CEO, elected by the Board of Directors, all of whom must be Brazilians, individuals and residents in the country.

§ 1. The nominees for the position on the Executive Board must meet the professional experience established in the Bylaws and in the legislation in force.

§ 2. The appointment to the position of CEO or Officer will be made in compliance with the conditions established by the applicable legislation, the Regulation for the Nomination of Representatives to the Boards of Directors and Executive Board of Eletrobras Companies and the Bylaws, as well as the submission of all forms, declarations and documents to comply with the applicable legislation and proper registration with the Company.

Art. 4. Each member of the Executive Board shall be elected by the Board of Directors, and the instrument of investiture shall be signed by them and filed in the minutes book of meetings of the Executive Board.

Art. 5. The members of the Executive Board must submit to the Executive Secretariat the forms, statements and documents in compliance with the governing legislation, for their registration with Eletrobras, as a prerequisite for taking office.

Section II

Substitution

Art. 6. The members of the Executive Board may not leave the position for more than 30 (thirty) consecutive days, except in case of leave, as well as in cases authorized by the Board of Directors, under penalty of loss of office.

§ 1. The granting of vacation or leave for up to 30 (thirty) days to the Officers is the responsibility of the Executive Board, except for the CEO, who is the responsibility of the Board of Directors.

Approval: RES-014/2023	Validity: 01/09/2023

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§ 2. The CEO and the Chief Financial and Investor Relations Officer shall deputize for each other in case of temporary impediment, leave, eventual absence or vacation, to be ratified by the Board of Directors.

§ 3. The Governance, Risk and Compliance Officer and the Management and Sustainability Officer shall deputize for each other in the event of temporary disability, leave, absence or vacation.

§ 4. The Generation Officer and the Transmission Officer shall deputize for each other in case of temporary impediment, leave, eventual absence or vacation.

§ 5 The Regulation Officer in case of temporary impediment, leave, eventual absence or vacation may be deputized by the CEO or by whomever they appoint from among the Officers.

Art. 7. If a position in the Executive Board is definitively vacant, the same criterion contained in the previous paragraphs will be used to replace the Officer who withdraws from the company, until the meeting of the Board of Directors that decides on the definitive replacement and investiture of the new Officer, thus filling the vacant position, for the remaining term of the replaced one.

Section II

Dismissal

Art. 8. The members of the Executive Board shall be dismissed upon voluntary resignation or upon removal ad nutum by the body that elected them.

§ 1. Voluntary resignation may result in immediate or deferred dismissal, by means of a personal letter addressed to the Chairman of the Board of Directors, with a copy to the CEO of Eletrobras, stating the reasons for the action, which shall be filed with the Executive Secretariat.

§ 2. In the case referred to in the preceding paragraph, as well as in the case of dismissal ad nutum, the Governance Department shall inform the areas of the Company of the dismissal of the Officer and of the date on which the decision takes effect, and shall forward the Board of Directors’ decision to the Secretariat of the Board of Directors for acknowledgement by the Executive Board.

CHAPTER IV

JURISDICTION AND DUTIES

Section I

Competence of the Executive Board

Art. 9. In addition to that established in the Bylaws, the Executive Board is especially responsible for:

a) resolving on matters within its competence;

b) approving the granting of leave and leave of absence of the members of the Executive Board, including by way of vacation, except for the CEO;

c) approving the designation and dismissal of the holders of the organizational structure linked to the Officers, according to criteria and requirements previously approved by the Executive Board;

d) monitoring the quality of internal controls and risk assessment, as well as the way in which the Company is structured to verify compliance with the rules applicable to the exercise of its activity;

Approval: RES-014/2023	Validity: 01/09/2023

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e) presenting a business plan for the following fiscal year, by the last meeting of the Board of Directors of each fiscal year, as well as the long-term strategy for at least the next 5 (five) years;

f) approving the company's strategic normative documents and the powers provided for in the Regulation of Jurisdictions of Eletrobras Companies.

Section II

Duties of the CEO

Art. 10. In addition to those established in the Bylaws, the duties of the CEO are to:

a) call and preside over the meetings of the Executive Board;

b) forward proposals to the Executive Board on matters of interest to the Presidency;

c) exercise the right to vote on the resolutions of the Executive Board, with the casting vote;

d) ask for clarification of processes or other documents necessary for their analysis and conviction, and may suggest the removal of the agenda for complementation;

e) request the registration in the minutes of recommendations and expedients to be carried out by the Company's areas;

f) sign the minutes of the Executive Board, as well as the certificates issued in relation to the approved matters, which must be registered with the Board of Trade;

g) coordinate the activities of the members of the Executive Board;

h) manage the activities of the Presidency;

i) designate, by determination, the substitutes of the Superintendents of the Presidency, and this assignment may be delegated to the Chief of Staff of the Presidency;

j) keep the Boards of Directors and Supervisory Boards informed of the Company's activities;

l) perform other duties as determined by the Board of Directors;

m) participate in the specific training provided by the company, as established in the Bylaws, and others that it deems important for the performance of its activities;

n) ensure the implementation of the company's strategic normative documents and determine their implementation in Eletrobras companies;

o) to practice, ad referendum, the decisions provided for in art. 27.

Section III

Duties of the Officers

Art. 11. Iin addition to those provided for in the Bylaws, the duties of the officers are as follows:

a) forward proposals to the Executive Board on matters, as well as present the matters, of its area of expertise;

b) exercise the right to vote in the resolutions of the Executive Board;

c) ask for clarification of processes or other documents necessary for their analysis and conviction;

d) sign the minutes of the Executive Board;

e) submit suggestions to the Board of Directors, through the Chairman, on technical and/or administrative problems of the Company;

f) manage the activities of its area of expertise;

g) designate, by determination, the substitutes of the Superintendents of its Executive Board;

Approval: RES-014/2023	Validity: 01/09/2023

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h) comply with and enforce the general guidance of the Company's business established by the Board of Directors in the management of its specific area of operation;

i) perform other duties assigned to it by the CEO;

j) delegate competence to their respective Coordinators, through determination, for the practice of administrative acts, within the scope of its Executive Board;

l) participate in the specific training provided by the company, as established in the Bylaws, and others that it deems important for the performance of its activities.

m) ensure the implementation of the company's strategic normative documents and determine their implementation in Eletrobras companies.

CHAPTER V

OPERATION OF THE EXECUTIVE BOARD

Section I

Quorum and Frequency

Art. 12. The Executive Board shall meet ordinarily, with the presence of the simple majority of its members, at least once a week, and extraordinarily, whenever necessary.

§ 1. The eventual absence of an Officer at the meetings must be justified.

§ 2. The absent Officer shall be represented by a substitute Officer, who will be accompanied at the meeting by the General Coordinator of the absent department, and their vote will count for each department.

§ 3. Exceptionally, at the discretion of the CEO and due to civil and religious holidays, thus established under the terms of federal legislation, a week without a meeting may occur.

Art. 13. The meetings of the Executive Board shall preferably be in person, and may be mixed, permitting participation by videoconference, teleconference or any other means of communication that can ensure effective participation and the authenticity of the vote, which shall be considered valid for all legal purposes and shall be recorded in the minutes, and, exceptionally, shall be held entirely virtually, upon justification.

Section II

Matters Subject to Consideration by the Executive Board

Art. 14. Each Officer will report on the matter related to their area, to be submitted for analysis by the Executive Board, and it is up to them to send all the supporting documentation necessary for resolution with the management of their representatives in the previous meetings, duly signed by digital means.

Art. 15. The General Coordinator, the Advisor, or another appointed by the Officer of the area, may be part of the meetings prior to the Executive Board meeting, who will be responsible for requesting the inclusion and exclusion of matters on the agenda, checking and controlling the submission of all documents related to the subject, as well as being responsible for providing clarifications on the subject and indicating the guests to attend the meeting to expose the matter, in aid of the reporting Officer.

§ 1 The matters to be included in the agenda, with the basic documentation of the matters, will be sent to the Executive Secretariat, through the existing tool for sending documents and communications, up to three hours before the beginning of the previous meeting, in order to be submitted to the analysis of the other representatives of the department that are part of said meeting, including:

a) Presentation, with basic description on the subject – contextualization, justification and proposal (as described in the draft Resolution), with a maximum of 5 slides, accepting, exceptionally and with justification, presentations outside this number of slides;

Approval: RES-014/2023	Validity: 01/09/2023

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b) Submission form of matters – FEM (Annex I) to the Executive Secretariat, through which the area that is guiding informs and is responsible for the classification of the information of the matter, providing all the supporting documentation necessary for analysis and deliberation, for the indication of the areas of governance to which the matter must be submitted, and for all its content;

c) Draft Report to the Executive Board or, preferably, Report to the Executive Board (REDEX), numbered, dated and signed by the proposing Officer or CEO, which must contain, necessarily, the precise indication of the subject, the history, the justification and the proposition;

d) Draft Resolution.

§ 2. The complementary material must be sent to the Executive Secretariat, through the existing tool for sending documents and communications, within 24 hours after the beginning of the previous meeting, otherwise the matter will be excluded from the agenda of the Executive Board meeting, and will be composed of:

a) Report to the Executive Board (REDEX), numbered, dated and signed by the proposing Officer or CEO, which must contain the precise indication of the subject, the history, the justification and the proposal, if not previously sent;

b) Technical Opinion(s), including Integrity Opinion(s), when applicable, numbered, dated and signed;

c) Legal Opinion(s), internal or external, or both, numbered, dated and signed, when applicable;

d) Technical Note or Technical Information, numbered, dated and signed;

e) Consultation of the Register of Related Parties of Eletrobras, manifestation of transactions with related parties by the responsible area, approval by the competent governance body, as well as all usual documents of instruction of the matter, contained in the Policy of Transactions with Related Parties of Eletrobras Companies (POL-19), when applicable;

f) Correspondence, if necessary for the analysis of the matter;

g) Any and all documents indispensable for the correct preparation of the decisions taken by the Board and that are cited in the documents specified above.

h) For contracts due to waiver or unfeasibility of bidding, amendments, or agreements, in addition to those mentioned in items "a" to "f" and § 1, specifically:

h.1 Draft contract or agreement duly approved by the Legal Department responsible for issuing the opinion;

h.2 In the case of amendments, the draft duly approved by the Legal Department responsible for issuing the opinion accompanied by the main contract and previous amendments, if entered into;

h.3 Authorizing acts, for the specific or related case;

h.4 Terms of Reference or Basic Design;

h.5 Indication of the cost center and financial item, to be inserted in the draft Resolution;

i) For matters related to subsidiaries, such as changes in the organizational structure of the departments, in addition to those mentioned in items "a" to "f" and § 1, specifically:

i.1 Internal documents necessary for the approval of the matter in that company;

j) For operations involving investments and disposals, acquisitions, mergers, spin-offs, incorporations, or any other type of corporate restructuring, taking or granting of financing, in addition to those mentioned in items "a" to "f" and § 1, specifically:

Approval: RES-014/2023	Validity: 01/09/2023

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j.1 Operation conditions;

j.2 Draft contract, when applicable;

j.3 Internal documentation of approval by the subsidiary, subject to the powers of its internal governance;

j.4 Economic and financial analysis of the transaction;

j.5 Compliance Opinion regarding the evaluation of aspects of the integrity of the proposal and the regularity of the integrity of the Company, object of the transaction, and of the other party, in accordance with the legislation in force;

j.6 Manifestation of the Investment Committees of the Subsidiary and the Parent Company;

§ 3. Exceptionally, matters outside the agenda, submitted after the deadline set out in § 2, will be admitted when they are urgent and unavoidable, with justification, and the complete material must be forwarded by the Board of Directors concerned to the Executive Secretariat, which will submit it in advance to the CEO for admission to the agenda.

§ 4 The compliance of the necessary basic documentation and the doubts raised regarding the proper instruction of the matter will be analyzed within the scope of the prior meeting, and the unresolved pending issues will be reported by the Executive Secretariat to the directors.

Art. 16. Documents sent to the Executive Secretariat must comply with the Standard on Information Classification, and its subsequent revisions, which provides general guidelines on the classification of documents regarding the restriction of access and degree of confidentiality.

Section III

Meetings

Art. 17. The meetings of the Executive Board will be numbered sequentially, regardless of whether they are ordinary or extraordinary meetings, being integrated by the Chief Legal Officer, Business Strategy and Participation Officer, Chief of Staff of the CEO and Governance Superintendent, without voting rights.

§ 1. In case of vacation or absence of one of the Officers, its General Coordinator will be part of the meeting, who will support the substitute Officer.

§ 2. At the discretion of the Chairman, at their own initiative or as a member of the Board, persons who are not members of the Executive Board may be invited to attend meetings to contribute to the understanding of matters within the purview of the Board.

§ 3. All matters on the agenda will be confidential, known only to the members of the meetings, to the participants of the meetings as guests and to the recipients of the respective calls, subject to the applicable legal and normative provisions.

Section IV

Convening and Agenda

Art. 18. Once the agenda has been prepared, the Executive Secretariat will convene the ordinary meetings of the Executive Board, informing them of the matters on the agenda and supporting documents.

§ 1 The agenda will be forwarded to the members of the meeting, Coordinators of the Departments and Legal Superintendent at least 3 (three) days in advance of the date of the meeting, attached to the notice of meeting e-mail, being classified as confidential.

Approval: RES-014/2023	Validity: 01/09/2023

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§ 2 The Officers may request the forwarding of the notice of meeting email to an Advisor, in addition to the General Coordinator.

Art. 19. The Executive Secretariat shall convene the extraordinary meetings of the Executive Board, at the request of the CEO or Officer, informing the subjects of the agenda and supporting documents.

Art. 20. In the case of extraordinary meetings, whether in person or not, due to the urgency of the call, the notice of meeting email, addressed to the directors and members of the meeting, may not be accompanied by documents supporting the agenda, but shall specify the subject matter to be discussed.

Sole Paragraph. Extraordinary meetings, not in person and with virtual manifestation, will be held only if all documents are sent to the Executive Secretariat.

Art. 21 The supporting documentation that directs the matter to be considered by the Executive Board is always made available on the website of the platform used to automate the management of the meeting process.

Art. 22. The Chairman, in the case of relevant and urgent matters, which may cause considerable damage to the Company's activities, and if it is not possible to hold an extraordinary Executive Board meeting, may, exceptionally, authorize, ad referendum of the Board, acts, contracts and similar documents, provided that it is duly substantiated in writing.

Sole Paragraph. The acts authorized under the terms of this article will be submitted to the Board for the approval of the act, and may not exceed 2 (two) ordinary meetings.

Section V

Order of Business

Art. 23. The work of the Executive Board will be directed by the CEO and will obey the following order:

a) Opening of the session, with the presentation of the agenda of the day;

b) Reading and approval of the minutes of the previous meeting;

c) Presentation, discussion and voting on deliberative matters;

d) Information addressed to the Board;

e) Making presentations;

f) Discussion of matters not included in the agenda, as authorized by the Chairman.

Art. 24. The sessions may be suspended, when circumstances so require, at the request of the CEO, or of any Officer, provided that there is the agreement of a simple majority.

Sole Paragraph. In the event of suspension of the session, the Chairman shall set the date, time and place for its continuation, and the need to convene the members of the Executive Board again is waived.

Section VI

Resolutions

Art. 25. The deliberative matters of the Executive Board shall be taken by the oral vote of the simple majority of the members present and expressed by means of a document called a resolution (RES), without mention of a quorum for approval.

§ 1. In the event of a non-unanimous decision, the dissenting vote shall be duly recorded in the minutes, as well as any abstentions and the reason therefore.

§ 2. In case of non-acceptance of the legal and/or technical opinion(s), the reasons for the decision must be recorded in the minutes.

Approval: RES-014/2023	Validity: 01/09/2023

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§ 3. In the resolutions of the Executive Board, the Chairman will have the casting vote, in addition to their personal vote.

Art. 26. Matters that constitute a conflict of interest will be resolved without the vote of the impeded member, being assured access to the minutes of the meeting and to the documents related to the resolutions, after being taken.

Art. 27. Resolutions shall be duly dated and numbered in ascending series per year, and filed with the Executive Secretariat, together with all supporting documentation thereof.

§ 1. The Resolutions issued may have their content rectified, in case of material errors, not verified until the submission of the matter to the Executive Board, and must be brought to the attention of the Board at the meeting immediately after its verification and rectification.

§ 2. If errors are verified in the Resolution, or in its annexes, after its approval, after more than two weeks, the matter must be submitted again to the Executive Board, for its formal rectification.

§ 3. A Resolution may be revoked directly by another, or by decision of the Executive Board, recorded in the minutes, in order to lose its effects from the date of the act or meeting.

§ 4. The matters exceptionally conditionally approved will have the Resolution canceled by the Executive Secretariat if the requirements are not met within five days, and must be immediately brought to the attention of the Executive Board.

Section VII

Minutes

Art. 28. The resolutions of the Executive Board will be recorded in the minutes book, and may be drawn up in the form of a summary of the facts that occurred.

§ 1. The minutes shall be clearly written and shall record the matters resolved in their entirety, the reasons for any decision based on an explicitly different legal and/or technical opinion(s), and the communications, presentations, requests for information and clarifications made.

§ 2. Abstentions from voting, including those due to conflicts of interest, and dissenting votes are also recorded, with a statement of the reasons for each.

§ 3. The minutes of the meeting may, at the request of any member of the Executive Board, contain a summary of the subject matter of each case considered, with a record of the discussions and relevant observations made at the meeting and the resolutions adopted.

§ 4. The minutes of minutes will be sent to the next meeting of the Executive Board, for analysis and approval, for later collection of signatures.

CHAPTER VI

SECRETARY AND ADVISOR TO THE EXECUTIVE BOARD

Art. 29. The Executive Board will be advised by the Executive Secretary, who is responsible for directing the work of the meetings, who shall be responsible for:

a) communicating the notice of meetings of the Executive Board;

b) distributing and organizing the agenda, which will be initiated by the deliberative matters, followed by informative matters and presentations;

c) organizing the supporting documentation to resolve the issues, making it available on the website of the platform adopted to automate the management of the meeting process;

d) issuing and signing the resolutions, under the terms approved by the Executive Board, providing the necessary communications to the areas and/or units involved for decision-making purposes;

Approval: RES-014/2023	Validity: 01/09/2023

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e) recording the matters, comments and modifications approved in the agenda, recording in the minutes;

f) monitoring matters that the Executive Board deems necessary and designate it, for periodic presentation or when requested by the Board;

g) adopting measures to comply with requests for information made by members of the Executive Board;

h) drawing up the minutes of the meetings and collecting the necessary signatures, registering them in the proper book, which may be distributed, by copy, to the members of the Executive Board, when requested;

i) issuing and receiving relevant documentation to the Executive Board;

j) taking the administrative support measures to the Executive Board, necessary to comply with the provisions of these Regulations, legislation and rules in force;

k) carrying out all other acts necessary for the operation of the Executive Board, including issuing certificates, when requested, extracts, copies of the minutes, statements and others;

l) providing the Executive Board with the means necessary for its proper functioning;

m) updating the archive of the documentary collection of the meetings of the Executive Board, binding the original or relevant documents at the end of each year; and

n) submitting the annual calendar of meetings of the Executive Board for the following year at the end of each fiscal year, for approval;

o) providing copies of the decisions taken by the Executive Board at its meetings to the members of the Audit Committee, within the legal deadline.

Sole Paragraph: In the event of the incapacity, removal or absence of the holder of the Executive Secretariat, the duties provided for in this article shall be performed by their substitute or another employee of the Executive Secretariat designated by the Governance, Risk and Compliance Officer.

Art. 30. The Executive Secretariat shall be responsible for the preparation or finalization of the acts and instruments of decision resulting from the decisions of the Executive Committee, which shall be submitted in advance, if necessary, to the CEO and the Officers, in accordance with the applicable laws and rules, including these Regulations.

CHAPTER VII

FINAL PROVISIONS

Art. 31. These Internal Regulations shall enter into force on the date of their approval by the Executive Board and shall be filed at the Company's headquarters and made available on its website.

Art. 32. Omitted cases, doubts of interpretation and any changes to the provisions of these Regulations will be resolved by the Executive Board, as provided for in the Bylaws and in these Regulations.

Art. 33 The provisions to the contrary are hereby revoked.

Approval: RES-014/2023	Validity: 01/09/2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.